UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number: 001-35031

Zuoan Fashion Limited
(Exact name of registrant as specified in its charter)

Room 213 to 215, Block 8
No. 1150 Luochuan Middle Road
Shanghai 200072, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Zuoan Fashion Limited

TABLE OF CONTENTS

Item

1	Press release

Item 1

Zuoan Fashion Limited Announces
Second Quarter 2012 Financial Results

~2Q12 Revenue Increased 26.0% to RMB301.6 million from RMB239.3 million in 2Q11~
~ 2Q12 Net Income Increased 45.3% to RMB66.2 million from RMB45.6 million in 2Q11~
~ 2Q12 Weighted Average Basic Earnings Per Share and ADS Increased 44.6% from 2Q11 ~
~ 2Q12 Weighted Average Diluted Earnings Per Share and ADS Increased 45.3% from 2Q11 ~

Shanghai, China, August 30, 2012 – Zuoan Fashion Limited (NYSE: ZA) (“Zuoan” or the “Company”), a leading design-driven fashion casual menswear company in China, today announced its financial results for the second quarter ended June 30, 2012.

James Hong, Founder, Chairman of the Board and Chief Executive Officer, commented, “We had another strong quarter of top line revenue and bottom line earnings growth, exceeding our  financial second quarter forecast.  Our growth was primarily fueled by an increase in wholesale prices implemented last year as well as higher revenue derived from direct and flagship stores.”

“We experienced elevated inventory positions at the end of the second quarter by our distributors and sub-distributors compared to last year due to a general slowdown in the Chinese consumer market.  We are actively working with our distributors to clear through any excess inventory so our fall/winter collections can be prominently displayed throughout our distributor and sub-distributor Zuoan stores in the second half of the year.  We look forward to improving our inventory channels through the implementation of our ERP system which is scheduled for October.  The installation of this system will initially benefit our company-owned stores but are expected to be deployed in our distributors’ warehouse and logistic systems within the next 12 months.”

“As the consumer market in China becomes more challenging, we are taking all relevant actions to manage our cost structure and maximize operational efficiency.  As part of this effort, we have applied additional cost and quality controls to our supply chain, reduced our total number of suppliers to obtain more favorable pricing and implemented stricter requirements on quality to ensure customer loyalty.  Despite slower market conditions, we continue to believe that 2012 will result in respectable revenue and net profit growth for Zuoan.  Our brand recognition in China continues to grow through our domestic marketing efforts and international design collaborations and trade show participation.  We continue to build on this momentum through our upcoming involvement in China Fashion Week, one of China’s largest fashion events.”

Second Quarter 2012 Financial Performance

Revenue for the second quarter was RMB301.6 million ($47.5 million), a 26.0% increase from RMB239.3 million ($37.7 million) in the same period last year.  The increase in revenue was driven by both distributor and direct store sales volume.  Second quarter distributor sales increased 14.5% to RMB271.2 million compared to RMB237.0 million in the second quarter of 2011. Second quarter 2012 self-operated direct store and flagship store sales were RMB 30.3 million. A net total of 30 distributor and sub-distributor stores, 2 direct stores and 4 Company self-operated flagship stores were opened in the second quarter of 2012, resulting in a total of 1,331 store locations at the end of June 30, 2012 compared to 1,295 store locations at the end of March 2012.

Cost of sales increased 10.5% to RMB156.1 million ($24.6 million) in the second quarter of 2012 from RMB141.2 million ($22.2 million) in the same quarter of 2011, primarily as a result of the increase in sales volume. As a percentage of revenues, cost of sales decreased to 51.8% in the second quarter of 2012 from 59.0% in the second quarter of 2011.

Gross profit in the second quarter increased 48.3% year over year to RMB145.5million ($22.9 million) from RMB98.1 million ($15.4 million) in the same period of 2011.  Second quarter 2012 gross profit margin was 48.2% compared to 41.0% in the same period last year.  Second quarter 2012 gross margin increased primarily due to an increase in wholesale prices to distributors implemented in the third quarter 2011 and the higher margin contributed by sales of the Company’s self-operated direct stores and flagship stores. Gross margin at the Company’s self-operated direct stores was 68.0% and 76.6% at its flagship store, respectively.   Combined gross margin at Company self-operated locations was 75.7%.

Selling and distribution expenses in the second quarter were RMB41.0 million ($6.4 million), or 13.6% of revenue, compared to RMB19.1 million ($3.0 million), or 8.0% of revenue in the same period last year.  This percentage increase was primarily due to the increase in store expansion related rental charges and direct store expenses, advertising and promotion expenses, and costs of renovation and fittings of distributors’ new and existing stores.

Administrative expenses in the second quarter were RMB14.5 million ($2.3 million), or 4.8% of revenue, compared to RMB15.6 million ($2.5 million), 6.5% of revenue in the same period last year. This percentage decrease was primarily a result of the decrease in equity-settled employee benefit costs.

Effective tax rate in the second quarter increased to 26.1% compared to 27.6% in the prior year period.

Net income for the second quarter increased 45.3% to RMB66.2 million ($10.4 million) from RMB45.6 million ($7.2 million) in the same period last year.  Second quarter net income as a percentage of revenue was 22.0% compared to 19.0% in the prior year period.

Diluted earnings per ordinary share was RMB0.60 ($0.09) in the second quarter of 2012, equivalent to RMB2.38($0.37) per ADS, compared to diluted earnings per ordinary share RMB0.41 ($0.06) in the second quarter of 2011, equivalent to RMB1.64 ($0.26) per ADS. The Company’s diluted number of shares outstanding was111.3 million in the second quarter ended June 30, 2012.

As of June 30, 2012, the Company had cash, cash equivalents of RMB1,013.6 million ($159.5 million), compared to RMB690.5 million ($108.7 million) as of December 31, 2011.  Net cash provided by operating activities was RMB42.9 million ($6.7 million) in the three months ended June 30, 2012, compared to RMB1.2 million ($0.2 million) used in operating activities in the three months ended June 30, 2011.

Outlet Type:	2Q2011	2Q2012

Direct Stores	0	5
Distributor and Sub-distributor Stores	1,145	1,265
Self-Operated Flagship Stores	7	26
Distributor-Operated Flagship Stores	15	35

Total:	1,167	1,331

Financial Outlook

For the third quarter of 2012, the Company currently anticipates revenue in the range of RMB490-RMB510 million ($77.1 - $80.3 million), gross margin of approximately 46-48%, net income of approximately RMB99.9 - RMB104.1 million ($15.7 - $16.4 million) and basic and fully diluted EPS of approximately RMB0.90 ($0.14) - RMB0.94 ($0.15).  The Company expects to have approximately 111.3 million number of shares (27.8 million ADSs) outstanding during the quarter ending September 30, 2012.

Zuoan expects to open approximately 25 self-operated flagship stores in the full year 2012.  Approximately 175 new retail stores and 25 flagship stores are expected to be opened by distributors and sub-distributors in of the full year 2012.

Conference Call Information

Zuoan’s management will host an earnings conference call on August 30, 2012 at 8:30 a.m. U.S. Eastern Time.  Listeners may access the call by dialing # 1-913-312-0833.  A webcast will also be available via www.viavid.net.  A replay of the call will be available through September 6, 2012.  Listeners may access the replay by dialing #1-858-384-5517, access code: 8624189.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.3530 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on June 29, 2012.

About Zuoan Fashion Limited

Zuoan Fashion Limited is a leading design-driven fashion casual menswear company in China, and is head-quartered in Shanghai.  Zuoan offers a wide range of products, including men’s casual apparel, footwear and lifestyle accessories, primarily targeting urban males between the ages of 20 and 40 who prefer stylish clothing that represents a sophisticated lifestyle.  Through extensive networks of distributors and retail stores, Zuoan sells its products in 29 of China’s 32 provinces and municipalities.  As of June 30, 2012, Zuoan had 1,331 stores located in China.

Safe Harbor

This news release may contain forward-looking information about Zuoan Fashion Limited, which is covered under the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward- looking terminology such as believe, expect, may, will, should, project, plan, seek, intend, or anticipate or the negative thereof or comparable terminology, and include discussions of strategy, and statements about industry trends and Zuoan Fashion Limited's future performance, operations, and products.

Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Actual performance results may vary significantly from expectations and projections. Further information regarding this and other risk factors are contained in Zuoan’s public filings with the U.S. Securities and Exchange Commission.

All information provided in this news release and in any attachments is as of the date of the release, and the companies do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contact Information
John Low
Email: john.low@zuoancn.com

ICR, LLC
William Zima
Phone: +86-10-6583-7511

Zuoan Investor Relations Department
US: 1-646-308-1614

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months period ended June 30			Six Months period ended June 30
	2011	2012	2012	2011	2012	2012
	RMB	RMB	US$	RMB	RMB	US$
(in thousands)
Revenues	239,278	301,562	47,468	450,803	581,509	91,533
Cost of goods sold	(141,213)	(156,103)	(24,572)	(264,776)	(304,936)	(47,999)
Gross profit	98,065	145,459	22,896	186,027	276,573	43,534
Other income	566	1,036	163	964	1,898	299
Selling and distribution expenses	(19,129)	(40,969)	(6,449)	(29,490)	(69,447)	(10,931)
Administrative expenses	(15,579)	(14,501)	(2,283)	(27,388)	(26,072)	(4,104)
Finance costs	(969)	(1,376)	(217)	(1,914)	(2,756)	(434)
Profit before taxation	62,954	89,649	14,111	128,199	180,196	28,364
Income tax expense	(17,391)	(23,436)	(3,689)	(34,814)	(46,595)	(7,334)
Profit after taxation	45,563	66,213	10,422	93,385	133,601	21,030

Other comprehensive (loss)/profit: Foreign exchange difference arising from translation of foreign currency financial statements	(2,472)	23	4	(2,962)	(687)	(108)
Total comprehensive income for the periods	43,091	66,236	10,426	90,423	132,914	20,922

Earnings per share (RMB):
Basic earnings per share	0.41	0.60	0.09	0.91	1.20	0.19
Diluted earnings per share	0.41	0.60	0.09	0.89	1.20	0.19

Weighted average basic no. of shares (‘000)	110,723	111,276		103,147	111,276
Weighted average diluted no. of shares (‘000)	111,276	111,276		104,634	111,276

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	As of December 31	As of June 30
(in thousands)	2011	2012	2012
ASSETS	RMB	RMB	US$

Non-current assets
Property, plant and equipment	17,511	19,137	3,012

Current assets
Inventories	26,082	50,502	7,949
Trade and other receivables	446,897	286,531	45,102
Prepayments	223	100	16
Fixed deposits – pledged	1,670	8,903	1,401
Cash and cash equivalents	690,457	1,013,553	159,539
	1,165,329	1,359,589	214,007
Total assets	1,182,840	1,378,726	217,020

EQUITY AND LIABILITIES

Share capital	185	185	29
Share premium	426,165	426,165	67,081
Reserves	47,743	47,977	7,552
Retained profits	538,711	672,312	105,827
Total equity	1,012,804	1,146,639	180,488

LIABILITIES

Current liabilities
Trade and other payables	70,760	105,257	16,568
Interest-bearing bank borrowings	74,950	103,000	16,213
Current income tax payable	24,326	23,830	3,751
Total liabilities	170,036	232,087	36,532
Total equity and liabilities	1,182,840	1,378,726	217,020

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	Six months period ended June 30
	2011	2012	2012
(in thousands)	RMB	RMB	US$
Cash flows from operating activities
Profit before taxation	128,199	180,196	28,364
Adjustments for :
Depreciation of property, plant and equipment	634	3,886	612
Equity-settled employees benefit expenses	4,820	921	145
Interest expenses on bank borrowings	1,914	2,756	434
Loss on disposal of property, plant and equipment	-	655	103
Interest income	(964)	(1,898)	(299)

Operating profit before working capital changes	134,603	186,516	29,359
Increase in inventories	(7,968)	(24,420)	(3,844)
Decrease in trade and other receivables	23,693	160,366	25,243
Decrease/(Increase) in prepayments	2,828	123	19
(Increase)/Decrease in fixed deposits pledged	(500)	(7,233)	(1,139)
Increase/(Decrease) in trade and other payables	10,540	34,497	5,430
Cash generated from operations	163,196	349,849	55,068
Interest paid	(1,914)	(2,756)	(434)
Income tax paid	(36,854)	(47,091)	(7,412)
Net cash generated from operating activities	124,428	300,002	47,222

Cash flows from investing activities
Acquisition of property, plant and equipment	(6,935)	(6,167)	(971)
Interest received	964	1,898	299
Net cash (used in)/generated from investing activities	(5,971)	(4,269)	(672)

Cash flows from financing activities
Bank loans obtained	41,550	85,550	13,466
Repayment of bank loans	(54,650)	(57,500)	(9,051)
Issuance of ordinary shares	40	-	-
Net IPO proceeds	243,381	-	-
Net cash generated from financing activities	230,321	28,050	4,415

Net increase in cash and cash equivalents	348,778	323,783	50,965
Exchange difference	-	(687)	(108)
Cash and cash equivalents at beginning of the periods	367,731	690,457	108,682
Cash and cash equivalents at end of the periods	716,509	1,013,553	159,539

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zuoan Fashion Limited

Date: August 30, 2012	By:	/s/ JAMES JINSHAN HONG
	Name:	James Jinshan Hong
	Title:	Chairman and Chief Executive Officer